October 23, 2017

VIA EDGAR TRANSMISSION

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deckers Outdoor Corporation (“Deckers” or the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed October 11, 2017 by Marcato International Fund, Ltd. et al. (“Marcato”)

File No. 001-36436

Dear Mr. Duchovny:

We are writing on behalf of Marcato in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 19, 2017 (the “Comment Letter”), with respect to Marcato’s solicitation of proxies from the stockholders of the Company to elect ten (10) nominees to the Company’s board of directors (the “Board”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects the revisions made to the preliminary proxy statement on Schedule 14A filed on October 11, 2017 in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter.

Preliminary Proxy Statement filed on October 11, 2017

General

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

•	“share price under-performance, declining operating margins and poor capital allocation at Deckers.” (page 2)

•	“years of strategic, operational and capital allocation missteps.” (page 8)

•	“...the Board lacked any meaningful stockholder representation and did not contain any members with deep professional experience…” (page 10)

•	that “the Company has failed to translate [Ugg’s] strength into growth in earnings and stockholder value.” (page 15)

In response to the Staff’s comment, Marcato has supplemented the disclosure on pages 2 and 12 of the Revised Preliminary Proxy Statement.

Furthermore, with respect to Marcato’s statement that “the Board lacked any meaningful stockholder representation and did not contain any members with deep professional experience in business valuation or corporate M&A,” Marcato supplementally notes for the Staff that, as disclosed in the Company’s preliminary proxy statement on Schedule 14A, filed with the Commission on October 19, 2017 (the “Company’s Preliminary Proxy Statement”), the Company’s directors collectively own 476,060 shares of common stock, par value $0.01 per share of Deckers (the “Common Stock”), representing approximately 1.5% of the total outstanding Common Stock, with no director owning more than 1.1% of the outstanding Common Stock. Additionally, Marcato respectfully submits that the biographical information for each of the Company’s current directors, as disclosed in the Company’s Preliminary Proxy Statement, supports Marcato’s belief that none of the incumbent directors have deep professional experience in business valuation or corporate M&A. Accordingly, Marcato submits that it has a reasonable factual basis to support this statement.

2.	Revise your disclosure to state whether the election of a majority of Marcato nominees would result in a change of control under the Severance agreements. In addition, disclose in an appropriate place in your proxy statement whether the election of a majority of Marcato nominees would have other results on the company, such as acceleration of vesting of options or warrants, acceleration of outstanding debt, or the need to obtain waivers or consents from counterparties in any agreement.

In response to the Staff’s comment, Marcato has provided this disclosure on pages 22 and 23 of the Revised Preliminary Proxy Statement.

3.	Please revise your proxy statement to include the disclosure required by Rule 14a-5(e).

In response to the Staff’s comment, Marcato has provided this disclosure on page 50 of the Revised Preliminary Proxy Statement.

Background of the Solicitation, page 8

4.	Please revise your disclosure to provide specifics regarding the “various operational initiatives” that could enhance stockholder value.

In response to the Staff’s comment, Marcato has revised the disclosure on page 8 of the Revised Preliminary Proxy Statement.

Reasons for the Solicitation, page 15

5.	We note your disclosure that the board has “consistently disregarded” recommendations made by numerous security holders to improve profitability and stockholder value. Please clarify whether you are aware that the board did not, in fact, consider these recommendations.

In response to the Staff’s comment, Marcato has revised the disclosure on page 21 of the Revised Preliminary Proxy Statement.

Who are the Nominees, page 17

6.	Please revise the biographical information for Ms. Feldman to describe her business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, Marcato has revised the disclosure on page 27 of the Revised Preliminary Proxy Statement to indicate that Ms. Feldman retired in 2008. We supplementally inform the Staff that Ms. Feldman has not held employment since her retirement in 2008. Accordingly, Marcato has disclosed all of Ms. Feldman’s business experience during the past five years in compliance with the requirements of Item 401(e) of Regulation S-K.

7.	Please revise the biographical information for Ms. Waterman to include the specific time periods she worked at Michael Kors and Gucci.

In response to the Staff’s comment, Marcato has revised the disclosure on page 27 of the Revised Preliminary Proxy Statement.

What vote is required to adopt the Stockholder Proposal?, page 24

8.	Please revise your answer to specify that the proposal requires affirmative vote of the holders of not less than 66 2⁄3% as of the record date. We note that the company has stated so in its preliminary proxy statement.

In response to the Staff’s comment, Marcato has revised the disclosure on pages 33 and 41 of the Revised Preliminary Proxy Statement.

How many shares of Common Stock must be voted in favor of the other proposals . . . ?, page 25

9.	We note your disclosure that the proposal regarding the frequency of future advisory votes on Deckers Outdoor Corporation’s executive compensation program would be considered to have been approved if it receives the affirmative vote of a majority of the shares of Common Stock present at the 2017 Annual Meeting. Please revise to disclose that a plurality voting standard applies to this proposal, as stated in the company’s preliminary proxy statement.

In response to the Staff’s comment, Marcato has revised the disclosure on page 34 of the Revised Preliminary Proxy Statement.

Solicitation of Proxies, page 34

10.	Please revise your disclosure to state that Marcato and the Nominees are participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

In response to the Staff’s comment, Marcato has revised the disclosure on page 43 of the Revised Preliminary Proxy Statement.

*        *        *

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Richard T. McGuire III

Managing Partner

Marcato Capital Management LP

Frank Pigott

Staff Attorney

United States Securities and Exchange Commission

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